EXHIBIT TO ITEM 77M
MERGERS
Manning & Napier Fund, Inc.

At a meeting of the Board of Directors held on November 18, 2014, the Board of Directors of the Manning & Napier Fund, Inc. approved the reorganization of Target 2010 Series into Target Income Series, each a series of Manning & Napier Fund, Inc. Circumstances and details of the reorganization of Target 2010 Series into Target Income Series are described and incorporated by reference to N-14 initially filed with the Securities and Exchange Commission ("SEC") via Edgar on June 19, 2015 (Accession No.:0001193125-15-228631), the final N-14 filed with the SEC via Edgar on July 27, 2015 (Accession No.:0001193125-15-228631), and also through the post-effective amendment to N-14 filed with the SEC via Edgar on September 28, 2015 (Accession
No.: 0001193125-15-330308).